Exhibit 99.1

Tom Woods announced as Chair of Hydro One Board of Directors

TORONTO, September 7, 2018 – Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, today announced that Tom Woods has been appointed as the new Chair in a unanimous vote by the company’s Board of Directors. Mr. Woods had served as interim Chair since August 14 until the company’s Directors convened to appoint a Chair.

“I am honoured to serve as Chair of a great company with tremendous opportunity,” said Tom Woods, Chair of the Board, Hydro One. “The Board and I are completely aligned in our support of a strong and vibrant Hydro One with a focus on system reliability and a commitment to continuous improvement for the benefit of customers, employees, shareholders and the communities we serve. We look forward to enabling the company to reach its full potential.”

Mr. Woods spent his entire career at CIBC where he served as Chief Financial Officer, Chief Risk Officer and Vice Chairman. He is a Director on the Boards of Bank of America Corporation and AIMCo and is the Chair of the Board at Providence St. Joseph’s St. Michael’s Health Care.

“On behalf of the thousands of skilled and dedicated Hydro One employees across the province, I welcome Tom as Chair of our Board of Directors,” said Paul Dobson, Acting President and CEO, Hydro One. “As a highly-regarded business leader, Hydro One and the Board will benefit from Tom’s depth of experience in both management and corporate directorship.”

More information about Hydro One’s leadership and Board of Directors can be found here.

About Hydro One:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network through Hydro One Telecom Inc. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868